UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Credo Technology Group Holding Ltd
(Name of Issuer)
Ordinary shares, par value $0.00005 per share
(Title of Class of Securities)
G25457105
(CUSIP Number)
December 31, 2022
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
 ☐ Rule 13d-1(b)
 ☐  Rule 13d-1(c)
 ☒  Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G25457105	13G	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lip-Bu Tan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,875
	6.	SHARED VOTING POWER 8,140,297
	7.	SOLE DISPOSITIVE POWER 1,875
	8.	SHARED DISPOSITIVE POWER 8,140,297
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,142,172
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. G25457105	13G	Page 3 of 3 Pages

Item 1(a). Name of Issuer
Credo Technology Group Holding Ltd
Item 1(b). Address of Issuer’s Principal Executive Offices
c/o Maples Corporate Services, Limited,
PO Box 309, Upland House
Grand Cayman, KY1-1104, Cayman Islands
Item 2(a). Name of Persons Filing
Chi Fung Cheng
Item 2(b). Address of Principal Business Office or, If None, Residence
c/o Credo Technology Group Holding Ltd
110 Rio Robles
San Jose, California 95134
Item 2(c). Citizenship
United States
Item 2(d). Title of Class of Securities
Ordinary Shares
Item 2(e). CUSIP No.
G25457105
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a) Broker or dealer registered under section 15 of the Act.
(b) Bank as defined in section 3(a)(6) of the Act.
(c) Insurance company as defined in section 3(a)(19) of the Act.
(d) Investment company registered under section 8 of the Investment Company Act of 1940.
(e) An investment adviser registered under Section 203 of the Investment Advisers Act of 1940 or under the laws of any state;
(f) An employee benefit plan or endowment fund in accordance with Rule 13d–1(b)(1)(ii)(F);
(g) A parent holding company or control person in accordance with Rule 13d–1(b)(1)(ii)(G);
(h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j) Group, in accordance with Rule 13d–1(b)(1)(ii)(J).
Item 4. Ownership
(a)Amount Beneficially Owned: 8,142,172
(b)Percent of Class: 5.5%
(c)Number of shares as to which the person has:

CUSIP No. G25457105	13G	Page 4 of 3 Pages

a.Sole power to vote or to direct the vote: 1,875(1)
b.Shared power to vote or direct the vote: 8,140,297(2)
c.Sole power to dispose or to direct the disposition of: 1,875(1)
d.Shared power to dispose or to direct the disposition of: 8,140,297 (2)
Notes to Item 4:
1.Consists of 1,875 restricted stock units that vest within 60 days of December 31, 2022.
2.Includes (i) 92,381 ordinary shares held by the Lip-Bu Tan and Ysa Loo Trust Dated 2/3/92, (ii) 2,672,295 ordinary shares held by Celesta Capital II, L.P., (iii) 879,097 ordinary shares held by Celesta Capital III, L.P. (together with Celesta Capital II, L.P., “Celesta Capital”), (iv) 4,342,788 ordinary shares held by China Walden Venture Investments II, L.P., and (v) 153,736 ordinary shares held by A&E Investment LLC. Mr. Tan is the joint trustee of the Lip-Bu Tan and Ysa Loo Trust Dated 2/3/92. Mr. Tan is one of the Managing Directors of each of Celesta Capital GP II, Ltd., which is the General Partner of Celesta Capital II, L.P., and Celesta Capital GP III, LLC, which is the General Partner of Celesta Capital III, L.P. Mr. Tan is the Managing Director of China Walden Venture Investment II G.P., Ltd, which is the General Partner of China Walden Venture Investments II, L.P., and is the Manager of A&E Investment LLC, an entity owned by the Lip-Bu Tan and Ysa Loo Trust Dated 2/3/92. Mr. Tan disclaims beneficial ownership of these indirectly held shares except to the extent of any pecuniary interest therein. The address for Celesta Capital is One California Street, Suite 1750, San Francisco, California, 94111.
Item 5. Ownership of 5 Percent or Less of a Class
Not applicable
Item 6. Ownership of More Than 5 Percent on Behalf of Another Person
Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable
Item 8. Identification and Classification of Members of the Group.
Not applicable
Item 9. Notice of Dissolution of Group.
Not applicable
Item 10. Certifications.
Not applicable

CUSIP No. G25457105	13G	Page 5 of 3 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:    February 14, 2023
LIP-BU TAN
By:    /s/ Lip-Bu Tan